EXHIBIT 2.2

AMENDMENT NUMBER 1 TO THE

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

AMENDMENT NUMBER 1 TO THE AGREEMENT AND PLAN OF MERGER AND REORGANIZATION, dated as of October 5, 2004 (this “Agreement”), among BLUE COAT SYSTEMS, INC., a Delaware corporation (“Parent”), UTAH MERGER CORPORATION, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), CERBERIAN, INC., a Delaware corporation (the “Company”), and Scott Petty, as Stockholders’ Representative.

W I T N E S S E T H

WHEREAS, Parent, Merger Sub, the Company and Scott Petty, as Stockholders’ Representative, entered into that certain Agreement and Plan of Merger and Reorganization, dated July 16, 2004 (the “Merger Agreement”); and

WHEREAS, the parties to the Merger Agreement have agreed to make certain amendments to the Merger Agreement pursuant to this Agreement; and

WHEREAS, capitalized terms used in this Agreement have the meaning given them in the Merger Agreement unless otherwise defined herein;

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub, the Company and the Stockholders’ Representative hereby agree as follows:

1.	Amendment of Section 2.01(b)(ii) of the Merger Agreement. Section 2.01(b)(ii) of the Merger Agreement is amended and restated to read in full as follows:

“(ii) “Average Closing Price” means the average closing price per share of Parent Common Stock on The Nasdaq National Market over the twenty (20) trading day period ending on and including the trading day that is three (3) trading days prior to the Closing Date; provided, however, that if the Average Closing Price is, pursuant to the preceding clause, lower than $22.00 (such price, the “Initial Price”), then the Average Closing Price shall instead be (x) the Initial Price plus (y) an amount equal to one-half of the amount by which the Initial Price is lower than $22.00. For avoidance of doubt, and by way of example, (i) if the Initial Price is $18.00, then the Average Closing Price for all purposes of this Agreement shall be $20.00 and (ii) if the Initial Price is $12.00, then the Average Closing Price for all purposes of this Agreement shall be $17.00.”

2.	Addition of New Section 2.07 of the Merger Agreement. Section 2.07 of the Merger Agreement shall read in full as follows:

“SECTION 2.07 “Additional Cash Consideration.

(a) If the Initial Price is $13.50 or lower, then, in addition to the consideration described in Section 2.01 of this Agreement, Parent will deliver cash consideration to the security holders of the Company as described in this Section 2.07. The total amount of cash consideration to be provided by Parent will be as set forth in the following table:

Initial Price	Total Amount of Cash Consideration*
$13.50 or above	$0
$13.40-$13.49	$51,406.60
$13.30-$13.39	$113,036.70
$13.20-$13.29	$175,002.40
$13.10-$13.19	$237,321.90
$13.00-$13.09	$300,000.00
$12.90-$12.99	$363,041.50
$12.80-$12.89	$426,438.40
$12.70-$12.79	$490,195.80
$12.60-$12.69	$554,331.40
$12.50-$12.59	$618,837.50
$12.40-$12.49	$683,719.20
$12.30-$12.39	$748,981.60
$12.20-$12.29	$814,617.60
$12.10-$12.19	$880,644.70
$12.09 or below	$947,056.00

*	a portion of the Cash Consideration will be paid in shares of Parent Common Stock; see below regarding the Company Options .

The cash consideration will be allocated among holders of the Company Series B Preferred Stock, Company Series A-2 Preferred Stock, Company Series A-1 Preferred Stock, Company Series A Preferred Stock, Company Common Stock, Company Options, Company Common Warrants and Company Series B Preferred Warrants in the same proportion as the Aggregate Merger Consideration is allocated among such securities pursuant to Section 2.01 and Section 2.04 of this Agreement (prior to any contribution to the Escrow Fund by any such security holders).

Each share of Company Series B Preferred Stock, Company Series A-2 Preferred Stock, Company Series A-1 Preferred Stock, Company Series A Preferred Stock and Company Common Stock

will, at the Effective Time, be converted into the right to receive that amount of cash equal to the quotient obtained by dividing (x) the total cash allocated to the applicable series (in the case of Company Preferred Stock) or class (in the case of Company Common Stock) of Company Stock by (y) the number of shares of the applicable series (in the case of Company Preferred Stock) or class (in the case of Company Common Stock) of Company Stock issued and outstanding immediately prior to the Effective Time. The Company and the Stockholders’ Representative shall prepare a schedule of the cash, if any, to be distributed to the security holders of the Company (the “Cash Schedule”) as of the Effective Time, and an officer of the Company shall certify the Cash Schedule and deliver such Cash Schedule to Parent at Closing.

Notwithstanding any of the foregoing, none of the cash consideration allocated to holders of Company Warrants (such cash, the “Warrant Cash”) will be delivered to the holders of such Company Warrants at or in connection with the Closing. Any such cash consideration will only be paid to the holders of such Company Warrants at the time such Company Warrants are exercised subsequent to the Effective Time. The amount of Warrant Cash that will be paid in respect of any Company Common Warrant shall be in proportion to the number of shares of Company Common Stock issuable upon cash exercise of such Company Common Warrant relative to the total number of shares of Company Common Stock issuable upon cash exercise of all Company Common Warrants that are issued and outstanding immediately prior to the Effective Time. The amount of Warrant Cash that will be paid in respect of any Company Series B Preferred Warrant shall be in proportion to the number of shares of Company Series B Preferred Stock issuable upon cash exercise of such Company Series B Preferred Warrant relative to the total number of shares of Company Series B Preferred Stock issuable upon cash exercise of all Company Series B Preferred Warrants that are issued and outstanding immediately prior to the Effective Time. To the extent that a Company Warrant is not exercised and expires, such cash consideration otherwise allocated to such Company Warrant will never be paid by Parent.

Notwithstanding any of the foregoing, none of the cash consideration allocated to holders of Company Options will be delivered to the holders of such Company Options. Instead, in the event that cash is paid pursuant to the foregoing to holders of Company Stock, then solely for purposes of the third sentence of Section 2.04(a) of the Merger Agreement, after calculating the number of shares of Parent Common Stock for which a Company Option shall be exercisable pursuant to such Section 2.04(a) (but prior to rounding down to the nearest whole number), there shall be added for each whole share of Company Common Stock underlying a Company Option an additional number of shares of Parent Common Stock determined by calculating the amount of cash payable in respect of one share of Company Common Stock pursuant to this Section 2.07 and dividing that amount by the Initial Price. The total number of shares of Parent Common Stock for which each Company Option to purchase a share of Company Common Stock becomes exercisable shall be referred to herein as the “Option Exchange Ratio.” If cash is paid pursuant to this Section 2.07 to holders of Company Stock, then the fourth sentence of Section 2.04(a) of the Merger Agreement shall read as follows: “The per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Company Option shall be equal to the exercise price per share of such Company Option in effect immediately prior to the Effective Time divided by the Option Exchange Ratio (rounded up to the nearest whole cent).”

None of the cash, if any, provided by Parent to the security holders of the Company will be deposited into the Escrow Fund, which will continue to consist entirely of Parent Common Stock, as contemplated by Section 2.02 of this Agreement.”

3.	Amendment of Section 7.02(d) of the Merger Agreement. Section 7.02(d) of the Merger Agreement is amended and restated to read in full as follows:

“(d) “Initial Price. The Initial Price (as defined in Section 2.01(b)(ii)) shall not be less than twelve dollars ($12);”

4.	Addition of New Section 7.03(d) of the Merger Agreement. Section 7.03(d) of the Merger Agreement shall read in full as follows:

“(d) “Initial Price. The Initial Price (as defined in Section 2.01(b)(ii)) shall not be less than twelve dollars ($12);”

5.	Amendment of Section 8.01(b) of the Merger Agreement. Section 8.01(b) of the Merger Agreement is amended and restated to read in full as follows:

“(b) by either Parent or the Company if the Effective Time shall not have occurred on or before December 1, 2004; provided, however, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before December 1, 2004;”

6.	Voting Agreements. Each of the persons delivering a Voting Agreement to Parent pursuant to the Merger Agreement shall deliver an acknowledgement to Parent that any and all references to the Merger Agreement contained in the Voting Agreement shall include the amendments to the Merger Agreement contained in this Agreement.

7.	Governing Law; Forum. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that state and without regard to any applicable conflicts of law.

8.	Further Assurances. Each party hereto shall execute and cause to be delivered to each other party hereto such instruments and other documents, and shall take such other actions, as such other party may reasonably request (prior to, at or after the Closing) for the purpose of carrying out or evidencing any of the transactions contemplated by this Agreement.

9.	Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in two or more counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

10.	Merger Agreement to Remain in Full Force and Effect. Except as otherwise amended in this Agreement, the Merger Agreement shall remain in full force and effect as originally constituted and is ratified and affirmed by the parties hereto.

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IN WITNESS WHEREOF, each of Parent, Merger Sub, the Company and the Stockholders’ Representative has executed or has caused this Agreement to be executed by its duly authorized officer as of the date first written above.

BLUE COAT SYSTEMS, INC.

By:
Name:
Title:

UTAH MERGER CORPORATION

By:
Name:
Title:

CERBERIAN, INC.

By:
Name:
Title:

STOCKHOLDERS’ REPRESENTATIVE

Scott Petty, solely as Stockholders’ Representative